TALISMAN ENERGY INC. NORMAL COURSE ISSUER BID

This notice is provided in accordance with the requirements of Toronto Stock Exchange.

Talisman Energy Inc. announced on March 24, 2003 that it had filed with Toronto Stock Exchange a Notice of Intention to purchase its common shares from time to time in accordance with the normal course issuer bid procedures under Canadian securities laws.

During the 12 month period of Talisman’s previous normal course issuer bid, Talisman purchased an aggregate of 5,833,700 of its common shares at an average price of $57.02 per share.

Pursuant to the issuer bid, Talisman may purchase for cancellation up to 6,456,669 of its common shares, representing 5% of the 129,133,384 common shares outstanding on the date of the Notice of Intention, during the 12 month period commencing March 26, 2003 and ending on March 25, 2004. The price that Talisman will pay for any shares acquired under the normal course issuer bid will be the market price of the shares at the time of purchase or such lesser price as may be permitted by Toronto Stock Exchange.  Purchases will be made by means of open market transactions or such other means as may be permitted by Toronto Stock Exchange (which may include pre-arranged crosses).

Talisman’s primary objective is to increase shareholder value by delivering growth in reserves and production volumes per share.  While successful exploration and development are the best value generators in the upstream oil and gas business, Talisman also advances this objective through the purchase of its own shares, thus enhancing the underlying value of its remaining outstanding shares.

Shareholders may obtain a copy of the Notice of Intention, without charge, by contacting:

Investors Relations Department

Talisman Energy Inc.

Suite 3400, 888 Third Street. S.W.

Calgary, AB T2P 5C5

Phone: 403-237-1536

Fax: 403-237-1210

E-mail:  tlm@talisman-energy.com

Dated: March 24, 2003